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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT [ ])*

                         Stanley Furniture Company, Inc.
   --------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    854305208
   --------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
   --------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/     Rule 13d-1(b)
         / /     Rule 13d-1(c)
         / /     Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

================================================================================

          Potential  persons who are to respond to the collection of information contained  in this form are not  required  to respond  unless the form displays a currently valid OMB control number.

================================================================================

SEC 1745
(12-02)

CUSIP No. 854305208

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Olstein & Associates, L.P.  (Tax ID: 133813766)

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          Not Applicable

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          New York

                   5.    Sole Voting Power          599,400.0  **see Note 1**
Number of Shares
Beneficially       6.    Shared Voting Power        None
Owned by
Each Reporting     7.    Sole Dispositive Power     599,400.0  **see Note 1**
Person With
                   8.    Shared Dispositive Power   None

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          599,400.0  **see Note 1**

     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

          N/A

     11.  Percent of Class Represented by Amount in Row (9)

          9.1%

     12.  Type of Reporting Person (See Instructions)

          IA

CUSIP No. 854305208

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          The Olstein Funds  (Tax ID: 133837394)

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          Not Applicable

     3.   SEC Use Only

     4.   Citizenship or Place of Organization

          Delaware

                   5.    Sole Voting Power          564,400.0  **see Note 1**
Number of Shares
Beneficially       6.    Shared Voting Power        None
Owned by
Each Reporting     7.    Sole Dispositive Power     564,400.0  **see Note 1**
Person With
                   8.    Shared Dispositive Power   None

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          564,400.0  **see Note 1**

     10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares (See
          Instructions)

          N/A

     11.  Percent of Class Represented by Amount in Row (9)

          8.6%

     12.  Type of Reporting Person (See Instructions)

          IV

Item 1.

         (a)      Name of Issuer

                  Stanley Furniture Company, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  1641 Fairystone Park Highway
                  Stanleytown, Virginia  24168

Item 2.

         (a)      Name of Person Filing

                  (1)   Olstein & Associates, L.P.
                  (2)   The Olstein Funds

         (b)      Address of Principal Business Office, or if none, Residence

                  (1)   4 Manhattanville Road
                        Purchase, NY  10577

                  (2)   4 Manhattanville Road
                        Purchase, NY  10577

         (c)      Citizenship

                  (1)   New York
                  (2)   Delaware

         (d)      Title of Class of Securities

                  Common Stock

         (e)      CUSIP Number

                  854305208

Item 3.  If  this  statement  is  filed  pursuant   to § §   240.13d-1(b)  or
         240.13d-2(b) or (c), check whether the person filing is a:

     (1) Olstein & Associates, L.P.
         (e)  [X]  An  investment  adviser  in  accordance  with § 240.13d-1(b)(1)
                   (ii)(E);

     (2) The Olstein Funds
         (d)  [X]  Investment company  registered  under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4.  Ownership

     (1) Olstein & Associates, L.P:

         (a) Amount beneficially owned:
                   599,400.0  **see Note 1**

         (b) Percent of class: 9.1%

         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote

                   599,400.0  **see Note 1**

             (ii)  Shared power to vote or to direct the vote

                   None

             (iii) Sole power to dispose or to direct the disposition of

                   599,400.0  **see Note 1**

             (iv)  Shared power to dispose or to direct the disposition of

                   None

     (2) The Olstein Funds:

         (a)  Amount beneficially owned:
                   564,400.0  **see Note 1**

         (b) Percent of class:  8.6%

         (c)  Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote

                   564,400.0  **see Note 1**

             (ii)  Shared power to vote or to direct the vote

                   None

             (iii) Sole power to dispose or to direct the disposition of

                   564,400.0  **see Note 1**

             (iv)  Shared power to dispose or to direct the disposition of

                   None

** Note 1 ** Olstein &  Associates,  L.P.  ("Olstein"),  an  investment  advisor registered under Section 203 of the Investment  Advisers Act of 1940,  furnishes investment advice to The Olstein Funds, an investment  company  registered under the  Investment  Company Act of 1940, as amended,  and to other  registered  and unregistered  investment companies  (collectively,  the "Funds"). In its role as investment advisor or manager,  Olstein possesses voting and/or investment power over the  securities of the Issuer  described in this schedule that are owned by the the Funds, and may be deemed to be the beneficial owner of the shares of the
Issuer held by the Funds.  However, all securities reported in this schedule are owned by the Funds.  Pursuant to Rule 13d-4 of the  Securities  Exchange  Act of
1934, Olstein disclaims  beneficial  ownership of such securities.  In addition, the filing of this  schedule  shall not be construed  as an  admission  that the reporting  person  or any of its  affiliates  is  the  beneficial  owner  of any securities  covered by this  Schedule  13G for any other  purposes  than Section
13(d) of the Securities Exchange Act of 1934.

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

The Funds  described  in Note 1 above  have the right to receive or the power to direct the receipt of  dividends  from,  or the  proceeds  from the sale of, the securities held in their  respective  accounts.  The Olstein Funds,  which under
Rule  13d-1(k)(1)  of the Securities and Exchange Act of 1934, is filing jointly with Olstein in this Schedule 13G, as disclosed  above,  owns 8.6% of the shares of common stock of the issuer. To the knowledge of Olstein, the interest of each other  Fund does not  exceed 5% of the class of  securities.  Olstein  disclaims beneficial ownership of all such securities.

Item 7.  Identification  and Classification of the Subsidiary which Acquired the
         Security  Being  Reported  on by  the Parent Holding Company or Control
         Person

Not Appliable

Item 8.  Identification and Classification of Members of the Group

Not Appliable

Item 9.  Notice of Dissolution of Group

Not Appliable

Item 10. Certification

     By signing  below I certify  that,  to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business  and were not  acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Olstein & Associates, L.P.            The Olstein Funds
          By: Olstein Advisers, LLC,
                General Partner
          February 14, 2003                     February 14, 2003
          ---------------------------           ---------------------------
          Date                                  Date

          Olstein & Associates, L.P.            The Olstein Funds
          ---------------------------           ---------------------------
          Signature                             Signature

          /s/ Michael Luper                     /s/ Michael Luper
          ---------------------------           ---------------------------
          Michael Luper                         Michael Luper
          Executive Vice President              Chief Accounting Officer
                                                 and Treasurer

                                                                       Exhibit A

                                   AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

Olstein  &  Associates,   L.P.  (an  investment  adviser  registered  under  the
Investment  Advisers Act of 1940) and The Olstein  Funds,  a Delaware  statutory trust,  hereby agree to file jointly the statement on Schedule 13G to which this
Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties  hereto is responsible  for the timely filing of such  statement  and any  amendments  thereto,  and for the completeness  and accuracy of the  information  concerning  such party contained therein,  but such party is not responsible for the  completeness or accuracy of information  concerning the other party unless such party knows or has reason to believe that such information is inaccurate.  It is understood and agreed that a copy of this  Agreement  shall be  attached  as an exhibit to the  statement  on
Schedule 13G, and any amendments hereto,  filed on behalf of each of the parties hereto.

          Olstein & Associates, L.P.            The Olstein Funds
          By: Olstein Advisers, LLC,
                General Partner
          February 14, 2003                     February 14, 2003
          ---------------------------           ---------------------------
          Date                                  Date

          Olstein & Associates, L.P.            The Olstein Funds
          ---------------------------           ---------------------------
          Signature                             Signature

          /s/ Michael Luper                     /s/ Michael Luper
          ---------------------------           ---------------------------
          Michael Luper                         Michael Luper
          Executive Vice President              Chief Accounting Officer
                                                 and Treasurer